UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

HALLIBURTON COMPANY
(Exact name of registrant as specified in its charter)

Delaware	001-03492	No. 75-2677995
(State or other jurisdiction of	(Commission File Number)	(IRS Employer
incorporation or organization)		Identification No.)

3000 North Sam Houston Parkway East		77032
Houston, Texas
(Address of principal executive offices)		(Zip Code)

Robb L. Voyles
Executive Vice President, Interim Chief Financial Officer, Secretary and General Counsel
(281) 871-2699
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1, 2016 to December 31, 2016.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Halliburton Company (the Company or Halliburton) has conducted a reasonable country of origin inquiry (RCOI) of its suppliers to determine whether any conflict minerals, as defined by paragraph (d)(3) of Item 1.01 of Form SD, necessary to the functionality or production of a product manufactured or contracted to be manufactured by the Company during 2016 (the Products) originated in the Democratic Republic of the Congo or an adjoining country, as defined by paragraph (d)(1) of Item 1.01 of Form SD. Halliburton exercised due diligence on the source and chain of custody of its conflict minerals, as discussed in paragraph (c)(1) of Item 1.01 of Form SD, that conforms to the Organization for Economic Cooperation and Development (OECD) Due Diligence Framework for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

In accordance with paragraph (c) of Item 1.01 of Form SD, Halliburton has filed a Conflict Minerals Report (CMR) for the reporting period from January 1, 2016 to December 31, 2016, as Exhibit 1.01 to this Form SD, and has made such report publicly available at Halliburton's website, at: http://ir.halliburton.com/phoenix.zhtml?c=67605&p=irol-sec.

Information at Halliburton's website shall not constitute a part of this Form SD.

Item 1.02 Exhibit

The Company has contemporaneously filed the CMR with this Form SD, which is attached as Exhibit 1.01.

SECTION 2 - EXHIBITS

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the reporting period January 1, 2016 to December 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 26, 2017		HALLIBURTON COMPANY

	By:	/s/ Robb L. Voyles ________
Robb L. Voyles
Executive Vice President, Interim Chief Financial Officer,
Secretary and General Counsel